ParaZero Technologies Ltd.

30 Dov Hoz
Kiryat Ono, 5555626, Israel

March 11, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ParaZero Technologies Ltd. (the “Company”)
Form F-1 Confidentially Submitted March 11, 2022

Ladies and Gentlemen:

On March 11, 2022, in accordance with the provisions of the Jumpstart Our Business Startups Act of 2012, the Company confidentially submitted to the Securities and Exchange Commission a draft registration statement on Form F-1 (the “Registration Statement”) for the initial public offering of the Company’s units, each consisting of one ordinary share and one warrant to purchase one ordinary share. In connection with the confidential submission of the Registration Statement, reference is hereby made to the Compliance and Disclosure Interpretations, Fixing America’s Surface Transportation (FAST) Act, Question 1, located at https://www.sec.gov/divisions/corpfin/guidance/fast-act-interps.htm (the “Interim Financial Statement Guidance”).

In accordance with the Interim Financial Statement Guidance, the Company has omitted from its Registration Statement interim financial information for the six months ended June 30, 2021 (the “Interim Financial Statements”) because the Company reasonably believes that the Company will not be required to present the Interim Financial Statements separately at the time of the offering contemplated by the Registration Statement. Instead, the Company has included in the prospectus that forms a part of the Registration Statement headings for financial and related information for the years ended December 31, 2021 and 2020. Financial and related information for the year ended December 31, 2021 will be included in a future publicly filed amendment to the Registration Statement.

Should the staff of the Division of Corporation Finance of the Securities and Exchange Commission have any questions with respect to the foregoing, you may contact our legal counsel, David Huberman at (312) 984-6887 or by email at dhuberman@mwe.com, or Ze’-ev Eiger at (212) 547-5470 or by email at zeiger@mwe.com, at the offices of McDermott Will & Emery LLP.

Sincerely,

PARAZERO TECHNOLOGIES LTD.

By:	/s/ Moshe Hukaylo
Name:	Moshe Hukaylo
Title:	Chief Financial Officer

cc:	David Huberman, McDermott Will & Emery LLP
Ze’-ev Eiger, McDermott Will & Emery LLP